OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden
hours per response ......... 14.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MPW Industrial Services Group, Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

553444100

(CUSIP Number)

James G. Ryan, Esq.

10 West Broad Street, Suite 2100

Columbus, OH 43215

(614) 221-3155

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 553444100

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Berlin Financial, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

8. SHARED VOTING POWER

309,874
9. SOLE DISPOSITIVE POWER

10. SHARED DISPOSITIVE POWER

309,874

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

309,874
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.89
14.	TYPE OF REPORTING PERSON (See Instructions)

IA

CUSIP No. 553444100

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Berlin Capital Growth, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

8. SHARED VOTING POWER

82,396
9. SOLE DISPOSITIVE POWER

10. SHARED DISPOSITIVE POWER

82,396

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

82,396
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.76
14.	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 553444100

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thomas G. Berlin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

15,000
8. SHARED VOTING POWER

9. SOLE DISPOSITIVE POWER

15,000
10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.13
14.	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 553444100

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenton R. Bowen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

229,793
8. SHARED VOTING POWER

9. SOLE DISPOSITIVE POWER

229,793
10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

229,793
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.14
14.	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 553444100

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Walter H. Hauser, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

25,000
8. SHARED VOTING POWER

9. SOLE DISPOSITIVE POWER

25,000
10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.23
14.	TYPE OF REPORTING PERSON (See Instructions)

IN

Item 1. Security and Issuer.

This statement on Schedule 13D (“Statement”) relates to common shares, without par value (“Common Shares”) of MPW Industrial Services Group, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 9711 Lancaster Road, SE, Hebron, Ohio 43205.

Item 2. Identity and Background.

(a)	Name. This Statement is being filed by a group consisting of:

(i)	Berlin Financial, Ltd., an Ohio limited liability company (referred to herein as “Berlin Financial”);

(ii)	Berlin Capital Growth, L.P., an Ohio partnership (referred to herein as “Berlin Capital”). Berlin Financial is the general partner of Berlin Capital;

(iii)	Thomas G. Berlin, an individual (“Mr. Berlin”). Mr. Berlin is the managing member of Berlin Financial;

(iv)	Kenton R. Bowen, an individual (“Mr. Bowen”); and

(v)	Walter H. Hauser, Jr., an individual (“Mr. Hauser”).

Berlin Financial, Berlin Capital, Mr. Berlin, Mr. Bowen and Mr. Hauser are sometimes collectively referred to as the “Reporting Person(s).”

(b)	Residence or business address.

(i)	The business address of each of Berlin Financial, Berlin Capital and Mr. Berlin is 1325 Carnegie Avenue, Third Floor, Cleveland, Ohio 44115;

(ii)	The address of Mr. Bowen is 2396 West Lane Avenue, Columbus, Ohio 43221; and

(iii)	The business address of Mr. Hauser is 21 East State Street, Columbus, Ohio 43215.

(c)	Principal occupation or employment and principal business.

(i)	The principal business of Berlin Financial is to engage in the business of an investment adviser. The principal business of Berlin Capital is investing in securities. Mr. Berlin’s principal occupation is acting as the managing member of Berlin Financial. The principal office of both Berlin Capital and Berlin Financial is 1325 Carnegie Avenue, Third Floor, Cleveland, Ohio 44115;

(ii)	Mr. Bowen is an executive with TPUSA, Inc. which provides teleservices and his business address is 4335 Equity Dive, Columbus, Ohio 43228; and

(iii)	The principal occupation of Mr. Hauser is stockbroker. Mr. Hauser is employed by McDonald Financial Group and the address of McDonald Financial Group is 21 East State Street, Columbus, Ohio 43215.

(d)	Criminal Proceedings.

None of the Reporting Persons have been convicted in a criminal proceeding within the last five years.

(e)	Civil Proceedings.

Within the last five years, none of the Reporting Persons have been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

(i)	Berlin Financial is an Ohio limited liability company;

(ii)	Berlin Capital is an Ohio limited partnership;

(iii)	Mr. Berlin is a citizen of the United States of America;

(iv)	Mr. Bowen is a citizen of the United States of America; and

(v)	Mr. Hauser is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

(i)	In its capacity as an investment adviser, Berlin Financial purchased 227,478 Common Shares in privately managed accounts of clients of Berlin Financial using investment capital of approximately $509,957 in the aggregate and such funds were the funds of the respective account holders. (See Item 5). Berlin Capital used investment capital in the amount of approximately $145,105 to purchase the 82,396 Common Shares owned directly by it. Thomas Berlin purchased the 15,000 Common Shares owned directly by him using approximately $21,105 in personal funds;

(ii)	Mr. Bowen used personal funds in the approximate amount of $466,480 to purchase the Common Shares owned directly by him; and

(iii)	Mr. Hauser used personal funds in the amount of $54,329 to purchase the Common Shares owned directly by him.

Item 4. Purpose of Transaction.

All of the Common Shares owned by the Reporting Persons were acquired for investment.

The Reporting Persons are exchanging information in regard to the proposed merger of the Issuer with Noir Acquisition Corp. as described in the Agreement and Plan of Merger dated as of April 14, 2006 (the “Merger”). The Merger is more fully described in the Issuer’s Current Report on Form 8-K for the event on April 14, 2006, filed with the Securities and Exchange Commission (“SEC”) on April 20, 2006, the Issuer’s Preliminary Proxy Statement filed with the SEC on June 7, 2006 and the Schedule 13E-3 filed with the SEC by, among others, the Issuer on June 7, 2006.

The exchange of information includes, but is not limited to, the possibility of pursuing the rights of dissenting shareholders under Ohio Revised Code Section 1701.85 and investigating all other legal avenues to achieve full value for the Common Shares owned by the Reporting Persons or otherwise challenging the fairness and/or appropriateness of the Merger.

The Reporting Persons have received communications from other shareholders of the Issuer indicating a disappointment with the price offered for Common Shares in connection with the Merger.

While the Reporting Persons do not currently intend to purchase additional Common Shares, it is possible that other shareholders of the Issuer will join the group filing this Statement.

Item 5. Interest in Securities of the Issuer.

(a)	Aggregate Number of Percentage of Class of Securities.

The aggregate number and percentage of class of Common Shares beneficially owned by each Reporting Person is as follows:

Berlin Financial:	309,874 Common Shares or 2.89%;

Berlin Capital:	82,396 Common Shares or 0.76%;

Mr. Berlin:	15,000 Common Shares or 0.13%;

Mr. Bowen:	229,793 Common Shares or 2.14%; and

Mr. Hauser:	25,000 Common Shares or 0.23%.

By virtue of their membership in a group, the Reporting Persons may be deemed to beneficially own 579,667 Common Shares or 5.4% of the Common Shares of the Issuer. The percentages used in this Statement with respect to ownership of the Common Shares are calculated based on 10,716,207 Common Shares issued and outstanding as of April 30, 2006 as reflected in the Issuer’s quarterly report on

Form 10-Q for the quarterly period ended March 31, 2006 and filed May 15, 2006.

Berlin Financial, Berlin Capital, Mr. Berlin, Mr. Bowen and Mr. Hauser each declare that the filing of this Statement shall not be construed as an admission that such person is, for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the Common Shares beneficially owned by the other Reporting Persons and each Reporting Person hereby disclaims such beneficial ownership.

(b)	Power to Vote or Dispose.

(i)	Berlin Financial does not directly own any Common Shares but beneficially owns the following Common Shares:

Berlin Financial owns no Common Shares over which it has the sole power to vote or direct the vote;

Berlin Financial may be deemed to be the beneficial owner of 227,478 Common Shares that are held in privately managed accounts of Berlin Financial with respect to which Berlin Financial may be deemed to share the power to vote or direct the vote and 82,396 Common Shares that are held by Berlin Capital by virtue of Berlin Financial being the general partner of Berlin Capital with respect to which Berlin Financial may be deemed to share the power to dispose or direct the disposition;

Berlin Financial owns no Common Shares over which it has the sole power to dispose or to direct the disposition; and

Berlin Financial may be deemed to be the beneficial owner of 227,478 Common Shares that are held in privately managed accounts of Berlin Financial with respect to which Berlin Financial may be deemed to share the power to dispose or direct the disposition and 82,396 Common Shares that are held by Berlin Capital by virtue of Berlin Financial being the general partner of Berlin Capital with respect to which Berlin Financial may be deemed to share the power to dispose or direct the disposition.

(ii)	Berlin Capital beneficially owns the following Common Shares:

Berlin Capital directly owns no Common Shares over which it has the sole power to vote or direct the vote;

Berlin Capital owns 82,396 Common Shares over which it shares the power to vote or direct the vote with Berlin Financial as a result of Berlin Financial being the general partner of Berlin Capital;

Berlin Capital owns no Common Shares over which it has the sole power to dispose or direct the disposition; and

Berlin Capital owns 82,396 Common Shares over which it shares the power to dispose or direct the disposition with Berlin Financial which, by virtue of it being the general partner of Berlin Capital, may be deemed to have the power to dispose or direct the disposition.

(iii)	Mr. Bowen beneficially owns the following Common Shares:

229,793 Common Shares over which he has the sole power to vote or direct the vote;

Mr. Bowen does not own any Common Shares over which he shares the power to vote or direct the vote;

229,793 Common Shares over which he has the sole power to dispose or to direct the disposition; and

Mr. Bowen does not own any Common Shares over which he shares the power to dispose or direct the disposition.

(iv)	Mr. Hauser beneficially owns the following Common Shares:

25,000 Common Shares over which he has the sole power to vote or direct the vote;

Mr. Hauser does not own any Common Shares over which he shares the power to vote or direct the vote;

25,000 Common Shares over which he has the sole power to dispose or to direct the disposition; and

Mr. Hauser does not own any Common Shares over which he shares the power to dispose or direct the disposition.

(c)	None of the Reporting Persons engaged in any transactions in the Common Shares in the last sixty days.

(d)	The partners of Berlin Capital have the right to receive distributions of the net assets of Berlin Capital which include any proceeds from the sale of Common Shares owned by Berlin Capital.

(e)	[Not applicable.]

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The arrangements, understanding and relationship among the Reporting Persons is described in Item 4 of this Statement.

The partners of Berlin Capital have the right to receive distributions of the net assets of Berlin Capital which include any proceeds from the sale of Common Shares owned by Berlin Capital.

Item 7. Material To Be Filed as Exhibits.

1.	Joint Filing Agreement dated June 22, 2006 among the Reporting Persons.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated June 22, 2006

BERLIN CAPITAL GROWTH, L.P. By: Berlin Financial, Ltd., its General Partner

/s/ Thomas G. Berlin
Thomas G. Berlin, Managing Member

BERLIN FINANCIAL, LTD.

/s/ Thomas G. Berlin
Thomas G. Berlin, Managing Member

THOMAS G. BERLIN

/s/ Thomas G. Berlin
Thomas G. Berlin

KENTON R. BOWEN

/s/ Kenton R. Bowen
Kenton R. Bowen

WALTER H. HAUSER, JR.

/s/ Walter H. Hauser, Jr.
Walter H. Hauser, Jr.